                                                                    EXHIBIT 99.1


WE NEED AN IMMEDIATE INFUSION OF EQUITY CAPITAL TO SUSTAIN OUR OPERATIONS, AND WE MAY NOT BE ABLE TO RAISE ADDITIONAL FUNDS ON TERMS ACCEPTABLE TO US, OR AT ALL.

We need an immediate infusion of equity capital to sustain our operations. We anticipate that our existing cash and cash resources will enable us to fund our operations through only approximately January 15, 2003. As more fully discussed below, if Silicon Valley Bank, our senior lender, decides to discontinue lending to us, which it has the right to do, or we are unable to raise additional equity by January 15, 2003, we will be forced to furlough or permanently lay off a significant portion of our work force which will have a material adverse impact on us. Under these circumstances, we may not be able to continue our operations. Further, without additional cash resources, we may not be able to keep all or significant portions of our operations going for a sufficient period of time to enable us to sell all or portions of our assets or operations at other than distressed sale prices.

We have incurred significant costs to develop our technologies and products. These costs have exceeded total revenue. As a result, we have incurred losses in each of the past five years. As of September 30, 2002, we had an accumulated deficit of $85.2 million. During the fiscal year ended September 30, 2002, we incurred a loss of $20.8 million and a reduction in our cash from $20.9 million to $2.1 million. Due to restructuring activities, we were able to slow our cash burn rate from $7.9 million in the first quarter of fiscal year 2002 to $5.2 million, $3.5 million and $2.1 million in the second, third and fourth quarters of fiscal year 2002, respectively.

However, we need to achieve quarterly revenue of approximately $15 million in order to reach a breakeven cash run rate based on today's cost structure and expected incremental margins on the additional revenue. Our highest quarterly revenues for fiscal year 2002 were $11.7 million in the third quarter of fiscal year 2002. Given our current operating plan, we do not expect to achieve $15 million of quarterly revenue until the fourth quarter of fiscal year 2003 at the earliest. As a result, because we had only $2.1 million in cash at the end of fiscal year 2002, we will need at least $9 million to $10 million in borrowing capacity and additional capital, in the aggregate, in order to fund our current business plan for the next 12 months. We may also need additional future funds in order to fund unanticipated operating losses, to grow, to develop new or enhance existing products and services and to respond to competitive pressures.

At September 30, 2002, we had a line of credit with Silicon Valley Bank which enabled us to borrow up to $5 million based on eligible receivables, and none of the credit line had been used as of that date. The credit line included various financial covenants which needed to be satisfied in order for us to retain our right to borrow. One of these covenants required us to raise $4 million of new equity or subordinated debt by December 1, 2002. We did not raise these funds as of December 1, 2002 and, as a result, are in default under the credit line and from December 1, 2002 through December 18, 2002, were not permitted to borrow against the credit line. As of December 1, 2002, the loan balance was $2.1 million and all receipts from our Electronics and Power Systems divisions were required to be used to reduce this loan. Although Silicon Valley Bank is not required to do so while we are in default under our loan agreement, it has permitted us to use receivables collected from our Applied Technology division. As a result, from December 1, 2002 through December 18, 2002, we were limited to available cash and receipts from our Applied Technology division to fund our business until the Silicon Valley Bank loan was repaid. This level of resources is insufficient to sustain our ongoing operations as our Applied Technology division generates less than $1 million of cash receipts in an average month.

On December 19, 2002, we entered into a forebearance agreement with Silicon Valley Bank pursuant to which Silicon Valley Bank agreed that, unless other defaults occurred under our credit facility, Silicon Valley Bank would not exercise its rights as creditor under our loan agreement with them until January 15, 2003. We hope that Silicon Valley Bank's forbearance will enable us sufficient time to raise $4 million of equity capital or subordinated debt by January 15, 2003. We acknowledged to Silicon Valley Bank in the forebearance agreement that we were in material default of our credit facility with Silicon Valley Bank. The forebearance agreement required us to obtain a signed term sheet by December 19, 2002 for a transaction structured to raise at least $3 million and, as more fully described below, we believe we have met this requirement.

On December 19, 2002, we owed Silicon Valley Bank approximately $886,000 and had a cash balance of approximately $1 million. As a result of executing the forbearance agreement, we are now able to return to borrowing from the bank, but are limited to the lesser of 75% of eligible receivables or $2 million. In addition, all collections can now be used by us to fund operations or pay down the loan, as they had been prior to the default on December 1, 2002. Although the line of credit was up to $5 million prior to our default, it was limited to 75% of eligible receivables which typically permitted borrowing in the October to November period of from approximately $2.2 million to $2.8 million outstanding at any one time. However, at anytime prior to January 15, 2003, Silicon Valley Bank may discontinue lending funds to us if, in its business judgment, it decides to do so.

We intend to work with Silicon Valley Bank in an effort to amend the existing credit facility before January 15, 2003. The existing credit facility is scheduled to expire in September, 2003. However, there can be no assurance that we will be successful in achieving an amended credit facility by January 15, 2003. We believe that we will need to raise at least $3 million of new equity or subordinated debt, acceptable to Silicon Valley Bank, by January 15, 2003, or we will be unable to borrow funds or use new collections to fund our business after January 15, 2003. If we are unable to raise these additional funds, we may not be able to amend our existing credit facility with Silicon Valley Bank which would permit us to borrow any additional amounts under the credit facility.

On December 13, 2002, we executed a term sheet with an institutional investor to raise between $5 and $7 million of equity capital. The term sheet contemplates that $3 to $5 million of the equity investment will be funded during the week of January 6, 2003 and the remaining $2 million will be funded promptly after the registration statement we are required to file with the Securities and Exchange Commission is declared effective registering all of the underlying equity securities in this financing. We expect it will take a minimum of 90 days to file a registration statement and obtain its effectiveness. We will be unable to file a registration statement until after we have an initial closing with an institutional investor. To date, the documentation relating to this financing has been produced by counsel to the institutional investor but has not been finalized. There can be no guarantee that we will be able to successfully close this financing and raise the $5 to $7 million on the terms contemplated by the term sheet or on any other terms.

We have agreed with the institutional investor that we will not solicit or negotiate any additional equity or debt financings through January 14, 2003. Upon consummation of a financing with the institutional investor, the institutional investor whould have rights of first refusal and exchange rights which would generally be triggered upon future financings we may seek to consummate. The right of first refusal would allow the institutional investor to purchase future securities issued by us for a period of 12 months following the initial closing of the financing. For a period of 24 months following the initial closing, the exchange right would allow the institutional investor to exchange any shares of preferred stock held by it into future securities that we may issue at the preferred stock's liquidation preference. Further, as a result of defaults on our debt obligations to Silicon Valley Bank, we do not meet the requirements for use of Form S-3, a short-form registration statement, to register for resale shares of our common stock underlying the securities issuable to the institutional investor or other potential financing sources. Each of these factors may adversely affect our ability to raise additional funds from third parties on terms acceptable to us, or at all. In addition, we agreed with the institutional investor in our executed term sheet that we would use Form S-3 to register the shares of common stock underlying the preferred stock and warrants contemplated to be issued to the institutional investor. Our failure to be eligible to use Form S-3 may jeopardize our ability to consummate the proposed transaction.

The financing with the institutional investor would also require that we seek the approval of our stockholders, which we will attempt to obtain at our 2003 annual meeting of stockholders. In the event that we do not obtain the approval of our stockholders, we would be required to redeem all or a portion of the investment by the institutional investor in cash, which would have a material adverse effect on us and our operations. The exercise by the institutional investor of any rights of first refusal or exchange rights may require us to seek additional approvals of our stockholders, which may not be required if these rights were not exercised. This may also hinder or delay our ability to obtain equity funding in the future.

Any securities offered to the institutional investor will not be or have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

If Silicon Valley Bank does not continue to lend money to us through January 15, 2003 or we are unable to close an equity financing with the institutional investor prior to January 15, 2003, we will be forced to furlough or permanently lay off a significant portion of our work force. This will have a material adverse effect on us. Under these circumstances, we may not be able to continue our operations. Further, without additional cash resources, we may not be able to keep all or a significant portion of our operations going for a sufficient period of time to enable us to sell all or portions of our assets or operations at other than distressed sale prices.

Our financial statements for our fiscal year ended September 30, 2002, which are included in this Annual Report on Form 10-K, contain an audit report from Grant Thornton LLP. The audit report contains a going concern qualification which raises substantial doubt with respect to our ability to continue as a going concern. The receipt of a going concern qualification may adversely affect our ability to manage our accounts payable and cause some of our suppliers to deal with us on a cash-on-delivery basis only. If this were to occur, this would adversely affect our operations by increasing our immediate need for additional capital.

If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and our stockholders may experience additional dilution. The terms of additional funding may also limit our operating and financial flexibility. There can be no assurance that additional financing of any kind will be available to us on terms acceptable to us, or at all. Failure to obtain future funding when needed or on acceptable terms would materially, adversely affect our results of operations.

WE COULD ISSUE ADDITIONAL COMMON STOCK, WHICH MIGHT DILUTE THE BOOK VALUE OF OUR COMMON STOCK.

We have authorized 50,000,000 shares of our common stock, of which 16,904,827 shares were issued and outstanding as of December 27, 2002. Our board of directors has the authority, without action or vote of our stockholders in most cases, to issue all or a part of any authorized but unissued shares. Such stock issuances may be made at a price which reflects a discount from the then-current trading price of our common stock. These issuances would dilute your percentage ownership interest, which will have the effect of reducing your influence on matters on which our stockholders vote, and might dilute the book value of our common stock. You may incur additional dilution of net tangible book value if holders of stock options, whether currently outstanding or subsequently granted, exercise their options or if warrant holders exercise their warrants to purchase shares of our common stock.

We have executed a term sheet with an institutional investor to raise between $5 million and $7 million pursuant to the issuance of shares of convertible preferred stock for $15,000 per share and warrants to purchase 5,000 shares of common stock for each share of convertible preferred stock issued. If we were to enter into an agreement with this institutional investor on the terms set forth in the term sheet, we could issue up to 467 shares of convertible preferred stock and warrants to purchase up to 2,335,000 shares of our common stock. Each share of convertible preferred stock would be convertible into a number of shares of common stock equal to 15,000 divided by the conversion price of the convertible preferred stock (which will initially be $1.50), such that the 467 shares of preferred stock would initially be convertible into 4,670,000 shares of common stock. The preferred stock would have a mandatory conversion feature such that if the closing bid price for our common stock exceeded $3.00 for a period of 20 consecutive trading days, the preferred stock would automatically convert into common stock at the applicable conversion price. In addition, the preferred stock and the warrants would have anti-dilution protection whereby the conversion price or exercise price, as applicable, would be adjusted in the event of issuances of shares of common stock at a price less than the conversion price or exercise price then in effect. Any anti-dilution adjustment would increase the number of shares issuable upon conversion of the preferred stock or exercise of the warrants, as applicable. The issuance of shares of our common stock upon conversion of the convertible preferred stock and upon exercise of the warrants would dilute your percentage ownership of us and might dilute the book value of our stock. There can be no assurance that we will be able to close a transaction with this institutional investor on the terms set forth in our executed term sheet or on any other terms.

THE SALE OF LARGE NUMBERS OF SHARES OF OUR COMMON STOCK COULD DEPRESS OUR STOCK PRICE.

As of December 27, 2002, we have reserved 4,148,860 shares of common stock for issuance upon exercise of stock options and warrants, 1,146,412 shares for future issuances under our stock plans and 634,770 shares for future issuances as matching contributions under our 401(k) plan. As of December 27, 2002, holders of warrants and options to purchase an aggregate of 2,315,561 shares of our common stock may exercise those securities and transfer the underlying common stock at any time subject, in some cases, to Rule 144. In accordance with registration rights that we have granted to various individuals and entities requiring us to register their shares for public resale, we also have resale registration statements in effect registering 4,935,322 shares of our common stock. In addition, if we enter into an agreement with the institutional investor based on our existing term sheet, we could issue up to 467 shares of convertible preferred stock that are initially convertible into 4,670,000 shares of our common stock and warrants to purchase up to 2,335,000 shares of our common stock. The preferred stock and the warrants would have anti-dilution protection whereby the conversion price or exercise price, as applicable, would be adjusted in the event of issuances of shares of common stock at a price less than the conversion price or exercise price then in effect, thereby increasing the number of shares issuable upon conversion of the preferred stock or exercise of the warrants. In addition, the preferred stock would have a mandatory conversion feature such that if the closing bid price for our common stock exceeded $3.00 for a period of 20 consecutive trading days, the preferred stock would automatically convert into common stock at the applicable conversion price. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities in the future at a price that we think is appropriate, or at all.

FINANCIAL INVESTORS MAY HAVE INTERESTS DIFFERENT THAN YOU OR SATCON, AND MAY BE ABLE TO IMPACT CORPORATE ACTIONS REQUIRING STOCKHOLDER APPROVAL BECAUSE THEY OWN A SIGNIFICANT AMOUNT OF OUR COMMON STOCK.

If we enter into a financing transaction with the institutional investor based on our existing term sheet, we would be issuing shares of preferred stock and warrants to one or more financial investors initially convertible and exercisable into 4,670,000 shares of our common stock. Based on our outstanding common stock as of December 27, 2002, this would represent approximately 21.7% of our outstanding common stock assuming the conversion of the shares of preferred stock and the exercise of the warrants issuable in the financing. This percentage could increase significantly based on the dividend rights of the preferred stock and the anti-dilution provisions of the warrants and preferred stock contemplated by the financing. These financial investors may have short-term financial interests different from SatCon's long-term goals and the long-term goals of our management and other stockholders. In addition, based on the significant ownership of our outstanding common stock, these financial investors may be able to impact corporate actions requiring stockholder approval. The terms of the preferred stock would also include provisions that would make it difficult, if not impossible, to sell SatCon to a third party without the consent of the preferred stockholders.

WE HAVE RECENT AND ANTICIPATED OPERATING LOSSES.

We have recorded annual net losses for each of the fiscal years ended September 30, 1995 through September 30, 2002. In order to achieve profitability, we must achieve all or some combination of the following:

o successfully compete in the market for critical power products including distributed power generation, UPS and power quality,

o      develop new products for our existing markets,

o      sell these products to existing and new customers,

o increase gross margins through higher volumes and manufacturing efficiencies,

o      control our operating expenses, and

o      develop and manage our distribution capability.

If our revenue does not increase significantly or the increase in our expenses is greater than expected, we may not achieve or sustain profitability or generate positive cash flow in the future.

WE EXPECT TO GENERATE A SIGNIFICANT PORTION OF OUR FUTURE REVENUES FROM SALES OF OUR CRITICAL POWER PRODUCTS AND CANNOT ASSURE MARKET ACCEPTANCE OR COMMERCIAL VIABILITY OF OUR CRITICAL POWER PRODUCTS.

We intend to continue to expand development of our critical power products. We cannot assure you that potential customers will select SatCon's products to incorporate into their systems or that our customers' products will realize market acceptance, that they will meet the technical demands of their end users or that they will offer cost-effective advantages over existing products. Our marketing efforts to date involve development contracts with several customers, identification of specific market segments for power and energy management systems and the continuation of marketing efforts of recently acquired businesses. We cannot know if our commercial marketing efforts will be successful in the future. Furthermore, we cannot assure you that our products, in their current form, will be suitable for specific commercial applications or that further design modifications, beyond anticipated changes to accommodate different markets, will not be necessary. Additionally, we may not be able to develop competitive products, our products may not receive market acceptance, and we may not be able to profitably compete in this market even if market acceptance is achieved. If our products do not gain market acceptance or commercial viability, we will not achieve our anticipated levels of profitability and growth.

WE HAVE LIMITED EXPERIENCE MANUFACTURING PRODUCTS FOR UNINTERRUPTIBLE POWER SUPPLIES, OR UPS, POWER QUALITY AND DISTRIBUTED POWER SYSTEMS ON A COMMERCIAL BASIS.

To date, we have focused primarily on research and development and have limited experience manufacturing products for distributed power and power quality systems on a commercial basis. We have limited manufacturing capabilities, and are continuing to develop our manufacturing capabilities and processes. We do not know whether or when we will be able to fully develop efficient, low-cost manufacturing capability and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our UPS, power quality and distributed power products. Even if we are successful in developing our manufacturing capability and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers.

WE MAY NOT BE ABLE TO DEVELOP OR SELL OUR UPS AND POWER QUALITY SYSTEM, POWER CONVERSION SYSTEM, POWER CONTROL MODULES OR OTHER PRODUCTS UNDER DEVELOPMENT.

We have a number of potential products under development including our UPS and Power Quality System, Power Conversion System and Power Control Modules. We face many technological challenges that we must successfully address to complete our development efforts. Our product development involves a high degree of risk and may require significant capital resources to enable us to be a low-cost, high-volume manufacturer of reliable products meeting our customers' needs. Increasing our revenue is dependent upon successful development and commercialization of our potential products. For example, the successful development of our distributed power and power quality products will require significant investment in research and development before we can determine whether the development of our technology was successful and whether the resulting products will be commercially viable and accepted by the marketplace. In addition, many proposed products based on our technologies will require significant additional expenditures for research and development. We cannot assure you that any of the products we are developing, or those that we develop in the future, will be technologically feasible or accepted by the marketplace. We cannot assure you that technological developments will not render our products obsolete before we have successfully commercialized them or at any other time in the future. Also, we cannot assure you that any of our product development will be completed on schedule, or at all and, as a result, you may lose all or part of your investment.

IF WE ARE UNABLE TO MAINTAIN OUR TECHNOLOGICAL EXPERTISE IN DESIGN AND MANUFACTURING PROCESSES, WE WILL NOT BE ABLE TO SUCCESSFULLY COMPETE.

We believe that our future success will depend upon our ability to develop and provide products that meet the changing needs of our customers. This requires that we successfully anticipate and respond to technological changes in design and manufacturing processes in a cost-effective and timely manner. As a result, we continually evaluate the advantages and feasibility of new product design and manufacturing processes. We cannot, however, assure you that our process development efforts will be successful. The introduction of new products embodying new technologies and the emergence of shifting customer demands or changing industry standards could render our existing products obsolete and unmarketable which would have a significant impact on our ability to generate revenue. Our future success will depend upon our ability to continue to develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers. This will require us to continue to make substantial product development investments. We may experience delays in releasing new products and product enhancements in the future. Material delays in introducing new products or product enhancements may cause customers to forego purchases of our products and purchase those of our competitors.

WE ARE HEAVILY DEPENDENT ON CONTRACTS WITH THE U.S. GOVERNMENT AND ITS AGENCIES OR FROM SUBCONTRACTS WITH THE U.S. GOVERNMENT'S PRIME CONTRACTORS, FOR REVENUE TO DEVELOP OUR PRODUCTS, AND THE LOSS OF ONE OR MORE OF OUR GOVERNMENT CONTRACTS COULD PRECLUDE US FROM ACHIEVING OUR ANTICIPATED LEVELS OF GROWTH AND REVENUES.

Our ability to develop and market our products is heavily dependent upon maintaining our U.S. government contract revenue and research grants. Most of our U.S. government contracts are funded incrementally on a year-to-year basis. Approximately 25% of our revenue during fiscal year 2002 was derived from government contracts and subcontracts. Any change in our relationship with the U.S. government or its agencies whether as a result of market, economic, or competitive pressures, including any decision by the U.S. government to alter its commitment to our research and development efforts, could harm our business and financial condition by depriving us of the resources necessary to develop our products. In addition there can be no assurance that once a government contract is completed that it will lead to follow-on contracts for additional research and development, prototype build and test, or production. Furthermore, contracts with the U.S. government may be terminated or suspended by the U.S. government at any time, with or without cause. There can be no assurance that our U.S. government contracts will not be terminated or suspended in the future, or that contract suspensions or terminations will not result in unreimbursable expenses or charges or other adverse effects on us.

The accuracy and appropriateness of our direct and indirect costs and expenses under our contracts with the U.S. government are subject to extensive regulation and audit by the Defense Contract Audit Agency or by other appropriate agencies of the U.S. government. These agencies have the right to challenge our cost estimates or allocations with respect to any such contract. Additionally, a substantial portion of the payments to us under U.S. government contracts are provisional payments that are subject to potential adjustment upon audit by such agencies. Adjustments that result from inquiries or audits of our contracts could have a material adverse impact on our financial condition or results of operations.

Since our inception, we have not experienced any material adjustments as a result of any inquiries or audits, but there can be no assurance that our contracts will not be subject to material adjustments in the future.

In the event that any of our government contracts are terminated for cause, it could significantly affect our ability to obtain future government contracts which could seriously harm our ability to develop our technologies and products. In addition, our participation in various government business programs depends upon our continuing eligibility under the regulations of the United States Small Business Administration. Qualification under these regulations is based upon the standard industrial classification of the product or service that is the subject of the program and the level of our revenues and the number of our employees. Although our current awards under government programs such as the Small Business Innovative Research, or SBIR, program and small business procurement set-asides and preferences will not be affected by increases in the level of our revenues or the number of our employees, as we grow, we may lose our ability to participate in these programs in the future. Under these circumstances, although we will still be able to participate in general government contract and cooperative agreement programs, we will lose our ability to benefit in the future from many of the programs in which we have historically participated. During our fiscal years ended September 30, 2002 and 2001, less than 5% of our revenues have been obtained under the SBIR program.

A SIGNIFICANT PORTION OF OUR REVENUE IS DERIVED FROM CONTRACTS WITH THE U.S. GOVERNMENT AND ITS AGENCIES OR FROM SUBCONTRACTS WITH THE U.S. GOVERNMENT'S PRIME CONTRACTORS, AND A SLOWDOWN IN GOVERNMENT SPENDING MAY ADVERSELY AFFECT OUR ABILITY TO OBTAIN ANTICIPATED REVENUES.

Changes in government policies, priorities or funding levels through agency or program budget reductions by the U.S. Congress or executive agencies or the imposition of budgetary constraints could significantly impair our ability to achieve this level of revenue going forward. Any reductions or slowdowns in government spending could also severely inhibit our ability to successfully complete the development and commercialization of our products. Changes in funding levels could cause the government to cancel existing contracts or eliminate follow-on phases in the future.

THE U.S. GOVERNMENT HAS CERTAIN RIGHTS RELATING TO OUR INTELLECTUAL PROPERTY.

Many of our patents are the result of retaining ownership of inventions made under U.S. government-funded research and development programs. With respect to any invention made with government assistance, the government has a nonexclusive, nontransferable, irrevocable, paid-up license to use the technology or have the technology employed for or on behalf of the U.S. government throughout the world. Under certain conditions, the U.S. government also has "march-in rights." These rights enable the U.S. government to require us to grant a nonexclusive, partially exclusive, or exclusive license in any field of use to responsible applicants, upon terms that are reasonable under the circumstances. If we refuse, the government can grant the license itself, provided that it determines that such action is necessary because we have not achieved practical application of the invention, or to alleviate health or safety needs, or to meet requirements for public use specified by federal regulations, or because products using such inventions are not being produced substantially in the United States. The exercise of these rights by the government could create potential competitors for us if we later determine to further develop the technologies and utilize the inventions in which the government has exercised these rights.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE ARE UNABLE TO PROTECT OUR PATENTS AND PROPRIETARY TECHNOLOGY.

As of December 10, 2002, we held 75 U.S. patents and had 10 patent applications pending with the U.S. Patent and Trademark Office. We have also obtained corresponding patents in the rest of North America, Europe, and Asia. In addition, we have a non-exclusive, royalty-free license for non-automotive applications for 38 other patents that were originally issued to our employees and subsequently assigned to DaimlerChrysler in connection with the now completed Chrysler Patriot racecar project. The expiration date of our patents range from 2007 to 2021, with the majority expiring after 2016. As a qualifying small business from our inception to date, we have retained commercial ownership rights to proprietary technology developed under various U.S. government contracts and grants.

Our patent and trade secret rights are of significant importance to us and to our future prospects. Our ability to compete effectively against other companies in our industry will depend, in part, on our ability to protect our proprietary technology and systems designs relating to our products. Although we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be successful in doing so. Further, our competitors may independently develop or patent technologies that are substantially equivalent or superior to ours. No assurance can be given as to the issuance of additional patents or, if so issued, as to their scope. Patents granted may not provide meaningful protection from competitors. Even if a competitor's products were to infringe patents owned by us, it would be costly for us to pursue our rights in an enforcement action, it would divert funds and resources which otherwise could be used in our operations and there can be no assurance that we would be successful in enforcing our intellectual property rights. Because we intend to enforce our patents, trademarks and copyrights and protect our trade secrets, we may be involved from time to time in litigation to determine the enforceability, scope and validity of these rights. This litigation could result in substantial costs to us and divert efforts by our management and technical personnel. In addition, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country where we operate or sell our products.

WE MAY NOT BE ABLE TO MAINTAIN THE CONFIDENTIALITY OF OUR PROPRIETARY
KNOWLEDGE.

In addition to our patent rights, we also rely on treatment of our technology as trade secrets and upon confidentiality agreements, which all of our employees are required to sign, assigning to us all patent rights and technical or other information developed by the employees during their employment with us. We also rely, in part, on contractual provisions to protect our trade secrets and proprietary knowledge. Our employees have also agreed not to disclose any trade secrets or confidential information without our prior written consent. These agreements may be breached, and we may not have adequate remedies for any breach. Our trade secrets may also be known without breach of these agreements or may be independently developed by competitors. Our inability to maintain the proprietary nature of our technology and information could harm our business, results of operations and financial condition by adversely affecting our ability to compete in our markets.

OTHERS MAY ASSERT THAT OUR TECHNOLOGY INFRINGES THEIR INTELLECTUAL PROPERTY RIGHTS.

We believe that we do not infringe the proprietary rights of others and, to date, no third parties have asserted an infringement claim against us, but we may be subject to infringement claims in the future. The defense of any claims of infringement made against us by third parties could involve significant legal costs and require our management to divert time from our business operations. If we are unsuccessful in defending any claims of infringement, we may be forced to obtain licenses or to pay royalties to continue to use our technology. We may not be able to obtain any necessary licenses on commercially reasonable terms or at all. If we fail to obtain necessary licenses or other rights, or if these licenses are costly, our operating results may suffer either from reductions in revenues through our inability to serve customers or from increases in costs to license third-party technologies.

LOSS OF ANY OF OUR KEY PERSONNEL, AND PARTICULARLY OUR CHIEF EXECUTIVE OFFICER, COULD HURT OUR BUSINESS BECAUSE OF THEIR EXPERIENCE, CONTACTS AND TECHNOLOGICAL EXPERTISE.

The loss of the services of one or more of our key employees or an inability to attract, train and retain qualified and skilled employees, specifically engineering and sales personnel, could result in the loss of customers or otherwise inhibit our ability to operate and grow our business successfully. In addition, our ability to successfully integrate acquired facilities or businesses depends, in part, on our ability to retain and motivate key management and employees hired by us in connection with these acquisitions. We are particularly dependent upon the services of David B. Eisenhaure, our president, chief executive officer, chairman of the board and founder, as a result of his business and academic relationships, understanding of government contracts and technical expertise. The loss of Mr. Eisenhaure's services would have a material adverse effect on our business and results of operations, including our ability to attract employees and obtain future contract research and development.

WE EXPECT SIGNIFICANT COMPETITION FOR OUR PRODUCTS AND SERVICES.

In the past, we faced limited competition in providing research services, prototype development and custom and limited quantity manufacturing. We expect competition to intensify greatly as commercial applications increase for our products under development. Many of our competitors and potential competitors are well established and have substantially greater financial, research and development, technical, manufacturing and marketing resources than we do. Some of our competitors and potential competitors are much larger than we are. If these larger competitors decide to focus on the development of distributed power and power quality products, they have the manufacturing, marketing and sales capabilities to complete research, development and commercialization of these products more quickly and effectively than we can. There can also be no assurance that current and future competitors will not develop new or enhanced technologies perceived to be superior to those sold or developed by us. There can be no assurance that we will be successful in this competitive environment. Some of our competitors include:

o Manufacturers of converters and inverters for alternative energy such as Trace Engineering, a division of Xantrex Technology, Inc., Asea Brown Boveri Ltd., Siemens Corporation and Alstom S.A.;

o Manufacturers of electronic modules such as Omnirel L.L.C., Aeroflex Inc., Teledyne Inc. and DDC & R, Inc.; manufacturers of thin film substrates such as MIC Technology, an Aeroflex Company and Ultrasource, Inc.;

o Manufacturers of motors such as MCG Inc., Reliance Electric CO/DE, CMC Industries, Inc. and other regional and specialty motor manufacturers;

o Manufacturers of shaker vibration test systems such as Ling Dynamics Systems, Ltd. and Unholtz-Dickie, Corp.;

o Manufacturers of Uninterruptible Power Supplies such as Piller, Inc. and Hitech Power Protection bv.; and

o Developers of advanced power electronics and machines such as Moog, Semikron, Eaton and Silicon Power.

PRICE INCREASES OF MATERIALS OR COMPONENTS USED BY US COULD ADVERSELY AFFECT THE VOLUME OF OUR SALES.

We use materials and components obtained from third-party suppliers to manufacture many of our products. We expect this to continue as we increase our manufacturing capabilities and move into high volume production. If prices of materials and components that we use were to increase, we may not be able to afford them or to pass these costs on to our customers. In addition, if we were required to raise the price of our products as a result of increases in the price of materials or components that we use, demand for our products may decrease which would reduce our sales.

WE ARE DEPENDENT ON THIRD-PARTY SUPPLIERS FOR THE DEVELOPMENT AND SUPPLY OF KEY COMPONENTS FOR OUR PRODUCTS.

We use third-party suppliers for components in many of our systems. Some key components in our UPS product are also supplied by third-party suppliers, including the diesel engine, motor-generator and flywheel. From time to time, shipments can be delayed because of industry-wide or other shortages of necessary materials and components from third-party suppliers. A supplier's failure to develop and supply components in a timely manner, or to supply components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could impair our ability to manufacture our products. If alternative sources are identified, we may not be able to successfully integrate those components into our system without incurring additional cost and risk. In addition, to the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers.

Our rotary UPS product consists of a diesel generator, a flywheel energy storage system, electronics and a proprietary control system. We currently contract the manufacturing of the diesel generator component to Cummins Inc., an independent manufacturer. Our reliance on a single manufacturer exposes us to a number of risks, including reduced control over manufacturing capacity, product development, completion and delivery times, product quality and manufacturing costs. Once development of our rotary UPS product is complete, if we experience significant demand for our products, the challenges we face in managing our relationship with Cummins Inc. will be increased. Furthermore, Cummins Inc. has the right to terminate its relationship with us without notice. If Cummins Inc. is unable or unwilling to manufacture a sufficient quantity of diesel generators for us, on the time schedule and with the quality that we demand, we may be forced to seek to engage additional or replacement manufacturers, which could result in additional expenses and delays in product development or shipment.

LONG-TERM CONTRACTS ARE NOT TYPICAL IN OUR BUSINESS, AND REDUCTIONS, CANCELLATIONS OR DELAYS IN CUSTOMER ORDERS WOULD ADVERSELY AFFECT OUR OPERATING RESULTS.

We do not usually obtain long-term purchase orders or commitments from our customers. Instead, we work closely with our customers to develop non-binding forecasts of the future volume of orders. Customers may cancel their orders, change production quantities from forecasted volumes or delay production for a number of reasons beyond our control. Significant or numerous cancellations, reductions or delays in orders by our customers would reduce our net sales. From time to time, we make capital investments in anticipation of future business opportunities. There can be no assurance that we will receive the anticipated business that supports these investments. If we are unable to obtain this anticipated business, we may not be able to successfully compete in our markets.

IF WE EXPERIENCE A PERIOD OF SIGNIFICANT GROWTH OR EXPANSION, IT COULD PLACE A SUBSTANTIAL STRAIN ON OUR RESOURCES.

If we are successful in obtaining rapid market penetration of our products, we will be required to deliver large volumes of quality products or components to our customers and licensees on a timely basis and at reasonable costs to us. We have limited experience in delivering large volumes of our products and have limited capacity to meet wide-scale production requirements. We cannot assure you that our efforts to expand our manufacturing and quality assurance activities will be successful, that we will be able to satisfy large-scale commercial production on a timely and cost-effective basis or that growth will not strain our management, operational and technical resources. We will also be required to continue to improve our operational, management and financial systems and controls to meet anticipated growth. Failure to manage our growth could damage our relationships with our customers and our investors and be extremely costly to try to resolve.

WE INTEND TO PURSUE STRATEGIC ACQUISITIONS, AND FAILURE TO SUCCESSFULLY INTEGRATE ACQUIRED BUSINESSES OR ASSETS MAY ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

A component of our business strategy is to seek the acquisition of businesses, products, assets and technologies that complement or augment our existing businesses, products, assets and technologies. Since 1997, we have expanded our business and capabilities through the acquisition of nine businesses and intellectual property, tooling and other assets from another entity.

Acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. We cannot assure you that we will be able to successfully identify acquisition candidates or complete future acquisitions. We cannot assure you that we will be able to operate acquired businesses profitably or otherwise implement our growth strategy successfully. The successful combination of companies in a rapidly changing industry such as ours may be more difficult to accomplish than in other industries. Our ability to integrate any newly acquired entities will require us to continue to improve our operational, financial and management information systems and to motivate and effectively manage our employees. If our management is unable to manage growth effectively, the quality of our products, our ability to identify, hire and retain key personnel and our results of operations could be materially and adversely affected.

Although successfully completing future acquisitions is an important part of our overall business strategy, any future acquisitions that we make could result in:

o difficulty in integrating our operations, technologies, systems, products and services with those of the acquired facility,

o difficulty in operating in foreign countries, in the case of acquisitions that we make outside the United States, and over significant geographical distances,

o diversion of our capital and our management's attention away from other business issues,

o      an increase in our expenses and our working capital requirements,

o potential loss of our key employees and customers of facilities or businesses we acquire, and

o financial risks, such as potential liabilities of the facilities and businesses we acquire, our need to incur additional indebtedness, and dilution if we issue additional equity securities in connection with the acquisitions.

OUR BUSINESS COULD BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

Our business exposes us to potential product liability claims which are inherent in the manufacturing, marketing and sale of our products, and we may face substantial liability for damages resulting from the faulty design or manufacture of products or improper use of products by end users. We currently maintain a low level of product liability insurance, and there can be no assurance that this insurance will provide sufficient coverage in the event of a claim. Also, we cannot predict whether we will be able to maintain such coverage on acceptable terms, if at all, or that a product liability claim would not harm our business or financial condition. In addition, negative publicity in connection with the faulty design or manufacture of our products would adversely affect our ability to market and sell our products.

WE ARE SUBJECT TO A VARIETY OF ENVIRONMENTAL LAWS THAT EXPOSE US TO POTENTIAL FINANCIAL LIABILITY.

Our operations are regulated under a number of federal, state and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of these materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource, Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Because we use hazardous materials in our manufacturing processes, we are required to comply with these environmental laws. In addition, because we generate hazardous wastes, we, along with any other person who arranges for the disposal of our wastes, may be subject to potential financial exposure for costs associated with an investigation and any remediation of sites at which we have arranged for the disposal of hazardous wastes if those sites become contaminated and even if we fully comply with applicable environmental laws. In the event of a violation of environmental laws, we could be held liable for damages and for the costs of remedial actions. Environmental laws could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violation.

BUSINESSES AND CONSUMERS MIGHT NOT ADOPT ALTERNATIVE DISTRIBUTED POWER SOLUTIONS AS A MEANS FOR OBTAINING THEIR ELECTRICITY AND POWER NEEDS.

On-site distributed power generation solutions, such as fuel cell and microturbine systems, which utilize our products, provide an alternative means for obtaining electricity and are relatively new methods of obtaining electricity and other forms of power that businesses and consumers may not adopt at levels sufficient to grow this part of our business. Traditional electricity distribution is based on the regulated industry model whereby businesses and consumers obtain their electricity from a government regulated utility. For alternative methods of distributed power to succeed, businesses and consumers must adopt new purchasing practices and must be willing to rely less upon traditional means of purchasing electricity, and market participants must be willing to produce products for alternative methods of power distribution. We cannot assure you that businesses, consumers or market participants will choose to utilize or service this on-site distributed power market at levels sufficient to sustain our business. The development of a mass market for our products may be impacted by many factors which are out of our control, including:

o market acceptance of fuel cell and microturbine systems that incorporate our products,

o the cost competitiveness of fuel cell and microturbine systems that incorporate our products,

o the future costs of natural gas, propane and other fuels used by our customers' products versus future costs of other forms of fuel and/or power,

o      consumer reluctance to try a new product,

o      consumer perceptions regarding the safety of our customers' products,

o      regulatory requirements, and

o      the emergence of newer, more competitive technologies and products.

If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred to develop these products.

THE DISTRIBUTED POWER GENERATION INDUSTRY MAY BECOME SUBJECT TO FUTURE GOVERNMENT REGULATION WHICH MAY IMPACT OUR ABILITY TO MARKET OUR PRODUCTS.

We do not believe that our products will be subject to existing federal and state regulations governing traditional electric utilities and other regulated entities. We do believe that our products will be subject to oversight and regulation at the local level in accordance with state and local ordinances relating to building codes, safety, pipeline connections and related matters. This regulation may depend, in part, upon whether an on-site distributed power system is placed outside or inside a home. At this time, we do not know which jurisdictions, if any, will impose regulations upon our products. We also do not know the extent to which any existing or new regulations may impact our ability to sell and service our products. Once our customers' products reach the commercialization stage and they begin distributing systems to their target markets, federal, state or local government entities may seek to impose regulations. Any new government regulation of our products, whether at the federal, state or local level, including any regulations relating to installation and servicing of our products, may increase our costs and the price of our products and may have a negative impact on our revenue and profitability.

UNCERTAINTIES AND ADVERSE TRENDS AFFECTING THE DEREGULATION OF THE ELECTRIC UTILITY INDUSTRY OR ANY OF OUR MAJOR CUSTOMERS MAY HARM OUR OPERATING RESULTS.

The growth of our distributed power generation business depends in large part on the continued deregulation of the electric utility industry. Existing utility companies, which have historically operated without competition, may attempt to deter or delay the deregulation process. In addition, our customers may not be able to compete effectively against existing utility companies in a deregulated market. Changes in federal and state regulation may also have the effect of deterring further investment in research and development of alternative energy sources, including fuel cells and microturbines. Any changes in the deregulation process or procedures, the inability of our customers to compete effectively against existing utility companies or changes in federal or state regulation which deter further investment in alternative energy sources would significantly limit the demand for our products and our ability to generate anticipated levels of revenue.

OUR SHARE PRICE HAS BEEN SUBJECT TO EXTREME PRICE FLUCTUATIONS.

The markets for equity securities in general, and for those of other companies in our industry, have been volatile, and the market price of our common stock, which is traded on the Nasdaq National Market under the symbol SATC, is subject to significant fluctuations. This could be in response to operating results, announcements of technological innovations or new products by us, our competitors or our customers, patent or proprietary rights developments and market conditions for alternative energy and high technology stocks in general. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, may adversely affect the market price of our common stock. Past fluctuations have coincided with fluctuations of other public companies in the alternative energy sector, market responses to national issues, public release of information regarding the introduction of new products, the award of significant contracts, analyst downgrades of our projected stock price and investment community enthusiasm for the alternative energy sector. There can be no assurance that the trading price of our common stock will remain at or near its current level.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS, AND IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, OUR SHARE PRICE MAY DECREASE SIGNIFICANTLY.

Our annual and quarterly results may vary significantly depending on various factors, many of which are beyond our control, and may not meet the expectations of securities analysts or investors. If this occurs, the price of our stock could decline. Past material quarterly fluctuations have been caused by:

o variations in the timing and volume of customer orders relative to our manufacturing capacity and staffing levels,

o      the timing of our expenditures in anticipation of future orders,

o      introduction and market acceptance of our new products, and

o the level of research and development expenses incurred by us which are unreimbursed.

Future quarterly fluctuations could be caused by these factors and:

o      our effectiveness in managing our manufacturing processes,

o changes in competitive and economic conditions generally or in our customers' markets,

o the timing of, and the price we pay for, acquisitions and related integration costs,

o      changes in the cost or availability of components or skilled labor, and

o      general economic conditions.

Because our operating expenses are based on anticipated revenue levels, our sales cycle for development work is relatively long and a high percentage of our expenses are fixed for the short term, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter.

EXISTING STOCKHOLDERS CAN EXERT CONSIDERABLE CONTROL OVER US.

Our officers and directors, and their affiliates, beneficially hold over one-third of our outstanding shares of common stock, a majority of which is beneficially held by Mr. Eisenhaure, our president, chief executive officer, chairman of the board and founder. If all of these stockholders were to vote together as a group, they would have the ability to exert significant influence over our board of directors and its policies. As a practical matter, Mr. Eisenhaure may have the ability to elect our directors and to determine the outcome of corporate actions requiring stockholder approval, including votes concerning director elections, bylaw amendments and possible mergers, corporate control contests and other significant corporate transactions, irrespective of how some of our other stockholders may vote. Accordingly, such concentration of ownership may have the effect of delaying, deterring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY DELAY, DETER OR PREVENT THE ACQUISITION OF SATCON, WHICH COULD DECREASE THE VALUE OF YOUR SHARES.

Some provisions of our certificate of incorporation and bylaws may delay, deter or prevent a change in control of SatCon or a change in our management that you as a stockholder may consider favorable. These provisions include:

o authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and deter a takeover attempt,

o a classified board of directors with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors,

o prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates, and

o      limitations on who may call special meetings of stockholders.

In addition, Section 203 of the Delaware General Corporation Law and provisions in some of our stock incentive plans may delay, deter or prevent a change in control of SatCon. Those provisions serve to limit the circumstances in which a premium may be paid for our common stock in proposed transactions, or where a proxy contest for control of our board may be initiated. If a change of control or change in management is delayed, deterred or prevented, the market price of our common stock could suffer.

 WE ARE SUBJECT TO RISKS INHERENT IN INTERNATIONAL OPERATIONS.

We market and sell our products both inside and outside the United States. We are currently selling our products in China, Canada and Europe. Revenue from sales to our international customers for our fiscal years ended September 30, 2002 and 2001 were $7,179,333 and $6,071,107, respectively. Our success depends, in part, on our ability to secure foreign customers and our ability to manufacture products that meet foreign regulatory and commercial requirements. We have limited experience developing and manufacturing our products to comply with the commercial and legal requirements of international markets. We face numerous challenges in penetrating international markets, including unforeseen changes in regulatory requirements, fluctuations in currency exchange rates, longer accounts receivable cycles, difficulties in managing international operations, potentially adverse tax consequences and the challenges of complying with a wide variety of foreign laws.

TERRORISM HAS CONTRIBUTED TO ECONOMIC INSTABILITY IN THE UNITED STATES AND AROUND THE WORLD. THE POSSIBILITY OF FUTURE TERRORIST ATTACKS, WAR, OR OTHER UNFORESEEN EVENTS COULD LEAD TO FURTHER ECONOMIC INSTABILITY AND DEPRESS OUR STOCK PRICE.

On September 11, 2001, the United States was the target of terrorist attacks which, among other factors, added to the instability of the global financial markets, and have contributed to the general volatility in stock prices of United States publicly traded companies. Since the attacks, a myriad of developments have unfolded which have effected almost every business in some manner. These attacks, directly or indirectly, may lead to escalated tensions or to further acts of terrorism in the United States or elsewhere, which may further contribute to economic instability in the United States. These events could have a material adverse effect on the financial condition and operating results of our business and that of our customers.